Exhibit 21.1

Baker Hughes Company
SIGNIFICANT SUBSIDIARIES
December 31, 2023

Subsidiary	Jurisdiction	Percentage Ownership

EHHC NewCo LLC	Delaware	100%
CFC Holdings LLC	Delaware	100%
Baker Hughes Holdings LLC	Delaware	100%
Baker Hughes Energy Services LLC	Delaware	100%
Baker Hughes Energy Manufacturing LLC	Delaware	100%
Baker Hughes International Branches LLC	Delaware	100%
Baker Hughes International Holdings LLC	Delaware	100%
Baker Hughes Holdings SECS LLC	Delaware	100%
Baker Hughes Energy International B.V.	Netherlands	100%
Baker Hughes Energy Europe B.V.	Netherlands	100%
Nuovo Pignone Holding S.p.a.	Italy	Note (1)
Nuova Pignone International S.r.l.	Italy	100%
Nuovo Pignone S.r.l.	Italy	100%

Notes:

(1) Nuovo Pignone Holding S.p.a.
	Baker Hughes Energy Europe B.V.	83.7387%
	Other subsidiaries of Baker Hughes Holdings LLC	16.2458%
	Third Party	0.0155%